UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Peloton Interactive, Inc.
(Name of Issuer)

Class A common stock, $0.000025 par value per share
(Title of Class of Securities)

70614W 10 0
(CUSIP Number)

Frederic D. Fenton
c/o TCV
250 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 614-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70614W 10 0	13D	Page 2 of 26
1	NAMES OF REPORTING PERSONS
TCV IX CYCLE, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,380,990 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
10,380,990 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,380,990 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7% (A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 3 of 26
1	NAMES OF REPORTING PERSONS
TCV IX CYCLE (A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
344,375 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
344,375 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
344,375 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 4 of 26
1	NAMES OF REPORTING PERSONS
TCV IX CYCLE (B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
554,423 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
554,423 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
554,423 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 5 of 26
1	NAMES OF REPORTING PERSONS
TCV IX CYCLE (MF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
804,275 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
804,275 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
804,275 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 6 of 26
1	NAMES OF REPORTING PERSONS
TCV IX (A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,584,758 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
2,584,758 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,584,758 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 7 of 26
1	NAMES OF REPORTING PERSONS
TCV X CYCLE, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,341,823 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
3,341,823 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,341,823 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 8 of 26
1	NAMES OF REPORTING PERSONS
TCV X CYCLE (A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
316,046 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
316,046 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
316,046 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 9 of 26
1	NAMES OF REPORTING PERSONS
TCV X CYCLE (B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
162,927 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
162,927 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
162,927 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 10 of 26
1	NAMES OF REPORTING PERSONS
TCV X CYCLE (MF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
187,158 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
187,158 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,158 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 11 of 26
1	NAMES OF REPORTING PERSONS
TCV X (A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
512,669 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
512,669 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
512,669 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 12 of 26
1	NAMES OF REPORTING PERSONS
TCV IX CYCLE GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,084,063 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
12,084,063 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,084,063 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 13 of 26
1	NAMES OF REPORTING PERSONS
TCV IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,084,063 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
12,084,063 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,084,063 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 14 of 26
1	NAMES OF REPORTING PERSONS
TECHNOLOGY CROSSOVER MANAGEMENT IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,668,821 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
14,668,821 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,668,821 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 15 of 26
1	NAMES OF REPORTING PERSONS
TECHNOLOGY CROSSOVER MANAGEMENT IX, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,668,821 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
14,668,821 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,668,821 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 16 of 26
1	NAMES OF REPORTING PERSONS
TCV X CYCLE GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,007,954 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
4,007,954 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,007,954 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 17 of 26
1	NAMES OF REPORTING PERSONS
TCV X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,007,954 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
4,007,954 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,007,954 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 18 of 26
1	NAMES OF REPORTING PERSONS
TECHNOLOGY CROSSOVER MANAGEMENT X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,520,623 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
4,520,623 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,520,623 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 19 of 26
1	NAMES OF REPORTING PERSONS
TECHNOLOGY CROSSOVER MANAGEMENT X, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,520,623 SHARES OF CLASS A COMMON STOCK (A)

	8	SHARED VOTING POWER
-0- SHARES OF CLASS A COMMON STOCK

	9	SOLE DISPOSITIVE POWER
4,520,623 SHARES OF CLASS A COMMON STOCK (A)

	10	SHARED DISPOSITIVE POWER
-0- SHARES OF CLASS A COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,520,623 SHARES OF CLASS A COMMON STOCK (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(A)	Please see Item 5.

CUSIP No. 70614W 10 0	13D	Page 20 of 26
ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Class A Common Stock, par value $0.000025 per share (the “Class A Common Stock”), of Peloton Interactive, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 125 West 25th Street, 11th Floor, New York, New York 10001.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(b), (f). This statement is being filed by (1) TCV IX Cycle, L.P., a Delaware limited partnership (“Cycle IX”); (2) TCV IX Cycle (A), L.P., a Delaware limited partnership (“Cycle A IX”); (3) TCV IX Cycle (B), L.P., a Delaware limited partnership (“Cycle B IX”); (4) TCV IX Cycle (MF), L.P., a Delaware limited partnership (“Cycle MF IX” and, collectively with Cycle IX, Cycle A IX and Cycle B IX, the “Cycle IX Entities”); (5) TCV IX (A), L.P., a Cayman Islands exempted limited partnership (“TCV IX A”); (6) TCV IX Cycle GP, LLC, a Delaware limited liability company (“TCV IX Cycle GP”); (7) TCV IX, L.P., a Cayman Islands exempted limited partnership (“TCV IX”); (8) Technology Crossover Management IX, L.P., a Cayman Islands exempted limited partnership (“TCM IX”); (9) Technology Crossover Management IX, Ltd., a Cayman Islands exempted company (“Management IX”); (10) TCV X Cycle, L.P., a Delaware limited partnership (“Cycle X”) (11) TCV X Cycle (A), L.P., a Delaware limited partnership (“Cycle A X”); (12) TCV X Cycle (B), L.P., a Delaware limited partnership (“Cycle B X”); (13) TCV X Cycle (MF), L.P., a Delaware limited partnership (“Cycle MF X” and, collectively with Cycle X, Cycle A X and Cycle B X, the “Cycle X Entities”); (14) TCV X (A), L.P., a Cayman Islands exempted limited partnership (“TCV X A”); (15) TCV X Cycle GP, LLC, a Delaware limited liability company (“TCV X Cycle GP”); (16) TCV X, L.P. (“TCV X”), a Cayman Islands exempted limited partnership; (17) Technology Crossover Management X, L.P., a Cayman Islands exempted limited partnership (“TCM X”); and (18) Technology Crossover Management X, Ltd., a Cayman Islands exempted company (“Management X”). The foregoing entities are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1.

Cycle IX, Cycle A IX, Cycle B IX, Cycle MF IX, TCV IX A, Cycle X, Cycle A X, Cycle B X, Cycle MF X and TCV X A  (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies.

Management IX is the sole general partner of TCM IX, which in turn is the sole general partner of TCV IX, which in turn is the sole member of TCV IX Cycle GP, which in turn is the sole general partner of Cycle IX, Cycle A IX, Cycle B IX and Cycle IX MF. TCM IX is also the sole general partner of TCV IX A.

Management X is the sole general partner of TCM X, which in turn is the sole general partner of TCV X, which in turn is the sole member of TCV X Cycle GP, which in turn is the sole general partner of Cycle X, Cycle A X, Cycle B X and Cycle X MF. TCM X is also the sole general partner of TCV X A.

The address of the principal business and office of each of the Reporting Persons is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Series F Redeemable Convertible Preferred Stock

In August 2018, an aggregate of 10,387,688 shares of Series F Redeemable Convertible Preferred Stock (the “Series F Preferred Stock”) were acquired from the Company. Each share of Series F Preferred Stock owned by the TCV Entities converted into one share of Class B Common Stock upon the closing of the Company’s initial public offering (“IPO”) on September 30, 2019.

CUSIP No. 70614W 10 0	13D	Page 21 of 26
Series D Redeemable Convertible Preferred Stock

In April 2019, an aggregate of 5,353,481 shares of Series D Redeemable Convertible Preferred Stock (the “Series D Preferred Stock”) were acquired from another holder of Series D Preferred Stock. Each share of Series D Preferred Stock owned by the TCV Entities converted into one share of Class B Common Stock upon the closing of the Company’s IPO.

Private Placement Concurrent with IPO

Pursuant to the terms of an Amended and Restated Common Stock Purchase Agreement, dated as of September 23, 2019 (the “A&R Common Stock Purchase Agreement”), by and among the Company and the investors listed on Schedule A thereto, on September 30, 2019 concurrently with the closing of the IPO, the Cycle IX Entities and Cycle X Entities purchased from the Company, in a private placement, an aggregate of 1,724,138 and 1,724,137 shares of the Company’s Class A Common Stock, respectively, at a purchase price of $29.00 per share (which was the price per share of Class A Common Stock to the public in the IPO). The aggregate consideration paid to the Company as consideration for such purchase of Class A Common Stock was approximately $100 million. The source of funds used for the acquisition by the Cycle IX Entities and Cycle X Entities of the Class A Common Stock in this private placement was capital contributions from their respective partners.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Class A Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Class A Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Class A Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.)

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

(a), (b). On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Name of Investor	Shares of Class A Common Stock	Shares of Class B Common Stock	Total Shares of Class A Common Stock Assuming Conversion of Class B Common Stock	Percentage of Class A Common Stock Assuming Conversion of Class B Common Stock(1)	Percentage of Voting Power Assuming No Conversion of Class B Common Stock(2)
TCV IX Cycle, L.P.	1,220,480	9,160,150	10,380,990	19.7%	3.9%
TCV IX Cycle (A), L.P.	344,375	—	344,375	0.8%	*
TCV IX Cycle (B), L.P.	65,183	489,240	554,423	1.3%	0.2%
TCV IX Cycle (MF), L.P.	94,100	710,175	804,275	1.8%	0.3%
TCV IX (A), L.P.	—	2,584,758	2,584,758	5.6%	1.1%
TCV X Cycle, L.P.	1,274,468	2,067,355	3,341,823	7.3%	0.9%
TCV X Cycle (A), L.P.	316,046	—	316,046	0.7%	*
TCV X Cycle (B), L.P.	62,135	100,792	162,927	0.4%	*
TCV X Cycle (MF), L.P.	71,488	115,670	187,158	0.4%	*
TCV X (A), L.P.	—	512,669	512,669	1.2%	0.2%
TCV IX Cycle GP, LLC	1,724,138	10,359,925	12,084,063	22.5%	4.4%
TCV IX, L.P.	1,724,138	10,359,925	12,084,063	22.5%	4.4%
Technology Crossover Management IX, L.P.	1,724,138	12,944,683	14,668,821	26.0%	5.5%
Technology Crossover Management IX, Ltd.	1,724,138	12,944,683	14,668,821	26.0%	5.5%
TCV X Cycle GP, LLC	1,724,137	2,283,817	4,007,954	8.8%	1.0%
TCV X, L.P.	1,724,137	2,283,817	4,007,954	8.8%	1.0%
Technology Crossover Management X, L.P.	1,724,137	2,796,486	4,520,623	9.8%	1.2%
Technology Crossover Management X, Ltd.	1,724,137	2,796,486	4,520,623	9.8%	1.2%

* Less than 0.1%.

CUSIP No. 70614W 10 0	13D	Page 22 of 26
 (1) The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 43,448,275 shares of Class A Common Stock outstanding as of September 30, 2019, as reported in the prospectus, dated September 25, 2019, as filed with the Company with the Securities and Exchange Commission on September 26, 2019 pursuant to Rule 424(b)(4) (the “Prospectus”), and assumes such Reporting Person’s conversion (but not the conversion of any other Reporting Person) of its Class B Common Stock into shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i). Each share of Class B Common Stock will automatically be converted into one (1) share of Class A Common Stock (a) at the option of the holder and (b) immediately prior to the close of business on the earliest of (i) ten (10) years from the closing of the Company’s IPO, (ii) the date on which the outstanding shares of Class B Common Stock represent less than one percent (1%) of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding or (iii) the date specified by the affirmative vote of the holders of Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class, and has no expiration date.

(2) Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company’s stockholders, and each share of Class B Common Stock entitles the holder to 20 votes on each matter, including the election of the directors of the Company. The information shown in the table with respect to the percentage of voting power is based on 43,448,275 shares of Class A Common Stock and 235,942,233 shares of Class B Common Stock outstanding as of September 30, 2019, as reported in the Prospectus.

Each of the TCV Entities has the sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management IX, as the ultimate general partner of Cycle IX, Cycle A IX, Cycle B IX, Cycle MF IX and TCV IX A (collectively, the “TCV IX Funds”), may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV IX Funds. TCM IX, as direct general partner of TCV IX A and an indirect general partner of Cycle IX, Cycle A IX, Cycle B IX and Cycle MF IX, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV IX Funds. TCV IX, as the sole member of TCV IX Cycle GP, and TCV IX Cycle GP, as the direct general partner of each of the Cycle IX Entities, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the Cycle IX Entities. Each of Management IX, TCM IX, TCV IX and TCV IX Cycle GP disclaims beneficial ownership of the shares of Common Stock owned by the TCV IX Funds, except to the extent of their respective pecuniary interest therein.

Management X, as the ultimate general partner of Cycle X, Cycle A X, Cycle B X, Cycle MF X and TCV X A (collectively, the “TCV X Funds”), may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV X Funds. TCM X, as direct general partner of TCV X A and an indirect general partner of Cycle X, Cycle A X, Cycle B X and Cycle MF X, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV X Funds. TCV X, as the sole member of TCV X Cycle GP, and TCV X Cycle GP, as the direct general partner of each of the Cycle X Entities, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the Cycle X Entities. Each of Management X, TCM X, TCV X and TCV X Cycle GP disclaims beneficial ownership of the shares of Common Stock owned by the X Funds, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

CUSIP No. 70614W 10 0	13D	Page 23 of 26
(c). Please see Item 3 above with respect to the A&R Common Stock Purchase Agreement. Pursuant to the terms of the A&R Common Stock Purchase Agreement, on September 30, 2019, the Cycle IX Entities and Cycle X Entities purchased from the Company, in a private placement, an aggregate of 1,724,138 and 1,724,137 shares of the Company’s Class A Common Stock, respectively, at a purchase price of $29.00 per share (which was the price per share of Class A Common Stock to the public in the IPO). The aggregate consideration paid to the Company as consideration for such purchase of Class A Common Stock was approximately $100 million.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Investors’ Rights Agreement

Pursuant to a Fourth Amended and Restated Investors’ Rights Agreement, dated as of April 5, 2019 (the “Investors’ Rights Agreement”), by and between the Company, certain of the TCV Entities and the other investors party thereto, the Company granted certain rights with respect to the registration of shares of common stock of the Company held by the TCV Entities and the other parties to the agreement. Such registration rights include rights of the TCV Entities to make requests for registration of their shares and to request inclusion of the shares held by the TCV Entities in subsequent offerings initiated by the Company or certain other stockholders of the Company, in each case, subject to specified conditions and limitations set forth in the Investors’ Rights Agreement.

The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations, subject to specified conditions and limitations. The Company has agreed to indemnify the TCV Entities and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.

A copy of the Investors’ Rights Agreement is filed as Exhibit 99.2 to this filing and is incorporated by reference herein.

Lockup Agreements

In connection with the IPO that closed on September 30, 2019 and the A&R Common Stock Purchase Agreement, the TCV Entities, the Company’s directors and executive officers and substantially all stockholders of the Company immediately prior to the IPO entered into market standoff agreements with the Company or lockup agreements (the “Lockup Agreements”) with Goldman, Sachs & Co. LLC and J.P. Morgan Securities LLC. Pursuant to the Lockup Agreements, subject to certain exceptions, the TCV Entities have agreed not to offer, sell or transfer any shares of Class A Common Stock or Class B Common Stock (together, the “Common Stock”) or any options or warrants to purchase Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, without the prior written consent of Goldman, Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after September 25, 2019.

A copy of the form of Lockup Agreement is filed as Exhibit 99.3 to this filing and is incorporated by reference herein. A copy of the A&R Common Stock Purchase Agreement is filed as Exhibit 99.4 to this filing and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1—Joint Filing Agreement, dated as of October 10, 2019

Exhibit 99.2— Fourth Amended and Restated Investors’ Rights Agreement, dated as of April 5, 2019 (incorporated by reference from Exhibit 4.2 to Peloton Interactive, Inc.’s Registration Statement on Form S-1 filed on August 27, 2019)

Exhibit 99.3—Form of Lock-Up Agreement (incorporated by reference to Annex II of Exhibit 1.1 of Peloton Interactive, Inc.’s Registration Statement on Form S-1 filed on September 10, 2019)

Exhibit 99.4—Amended and Restated Class A Common Stock Purchase Agreement, dated September 23, 2019 (incorporated by reference from Exhibit 10.12 to Peloton Interactive, Inc.’s Registration Statement on Form S-1 filed on September 24, 2019)

Exhibit 99.5—Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 13G relating to the ordinary shares of Spotify Technology S.A. filed on February 14, 2019)

Exhibit 99.6—Statement Appointing Designated Filer and Authorized Signatory dated October 10, 2019

CUSIP No. 70614W 10 0	13D	Page 24 of 26
SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2019

TCV IX Cycle, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV IX Cycle (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV IX Cycle (B), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV IX Cycle (MF), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV IX (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV X Cycle, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV X Cycle (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

CUSIP No. 70614W 10 0	13D	Page 25 of 26
TCV X Cycle (B), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV X Cycle (MF), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV X (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV IX Cycle GP, LLC

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV IX, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

Technology Crossover Management IX, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

Technology Crossover Management IX, Ltd.

/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV X Cycle GP, LLC

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV X, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

CUSIP No. 70614W 10 0	13D	Page 26 of 26
Technology Crossover Management X, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

Technology Crossover Management X, Ltd.

/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory